October 13, 2023

Mr. Anthony Burak

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (the “Trust’) (File Nos. 811-22172 and 333-148723)

Dear Mr. Burak:

You recently provided me with certain comments relating to the annual shareholder report filings on Form N-CSR (the “Shareholder Reports”) with respect to the Trust and its series, the Rule One Fund for the fiscal year ended December 31, 2022, the OTG Latin America Fund for its fiscal year ended March 31, 2023, and the Clifford Capital Partners Fund, the Clifford Capital Focused Small Cap Value Fund and the Clifford Capital International Value Fund, for the fiscal year ended September 30, 2022, as filed with the U.S. Securities and Exchange Commission on March 10, 2023, June 8, 2023 and December 9, 2022, respectively. You also provided certain comments generally with respect to the Trust’s fidelity bond filing, and disclosures in Shareholder Reports for the Trust with respect to instances where fees waived or expenses reimbursed by the adviser are subject to recoupment. This letter responds to these comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

A.          Rule One Fund

1.	Comment: With respect to the Annual Report on Form N-CSR for the year ended December 31, 2022, in the Notes to Financial Statements, Footnote number 1 under the heading “Derivatives” states that the Fund utilizes derivatives to achieve its investment strategies. Please include disclosures in future Shareholder Reports stating why the Fund uses derivatives, such as use of derivatives for hedging or risk management purposes.

Response: The Fund will provide disclosures in future Shareholder Reports as to the Fund’s use of derivatives, as applicable to the Fund.

B.           OTG Fund

1.	Comment: The staff observes that the Fund holds significant investments in Brazilian issuers (38.64% of the Fund’s net assets according to the Fund’s Annual Report for the year ended March 31, 2023). Consider if the Fund’s registration statement should include risk disclosures particular to investments in Brazilian issuers.

Mr. Burak

U.S. Securities and Exchange Commission

October 13, 2023

Response: The Fund will consider the appropriateness of disclosures responsive to your comment in future registration statements as to risk of investments in Brazilian issuers if the Fund continues to invest more than 5% of its assets in Brazilian issuers.

2.	Comment: In the most recent Annual Report for the year ended March 31, 2023, the Management’s Discussion of Fund Performance (MDFP) section discusses market conditions that affected Fund performance in the last year, but does not include disclosures as concerns investment strategies or techniques that affected Fund performance during the last year. In future annual Shareholder Reports, please disclose the Fund’s investment strategies or techniques that affected Fund performance in the MDFP section of the report.

Response: The Fund will undertake to include disclosures in the MDFP section of subsequent annual reports that include the investment strategies or techniques that affected the Fund’s performance during the year.

3.	Comment: In the Schedule of Investments in the most recent Annual Report for the year ended March 31, 2023, the staff notes that the fixed income securities do not disclose currency denominations. In future Shareholder Reports, disclose currency denominations in the Schedule of Investments for the Fund’s fixed income securities.

Response: The Fund will disclose currency denominations for fixed income securities in the Statement of Investments in future Shareholder Reports.

4.	Comment: In the Schedule of Investments in the most recent annual Shareholder Report for the year ended March 31, 2023, the security holding Banco GNB Sudameri SA, 7.05%^ (T 1.875% 3/31/2022 +4.561%), 4/3/2027, includes a “T” in the description. Please advise as to what the “T” represents, as there is no footnote to the Schedule of Investments that identifies this symbol.

Response: The symbol “T” in this security description represents “Treasury”.

C.           Clifford Capital Partners Funds

Clifford Capital Partners Fund and Clifford Capital Partners Small Cap Value Fund

1.	Comment: With respect to the Annual Report for the year ended September 30, 2022, the Index performance included in the performance tables on pages 1-3 in the Shareholder Letter for each Fund show different performance from such Indices performance disclosed elsewhere in the Shareholder Letter, including in the MDFP section of the report on pages 15-19. Please ensure that the Index performance disclosures for each Fund are consistent for the periods presented where they appear in future Shareholder Reports.

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Mr. Burak

U.S. Securities and Exchange Commission

October 13, 2023

Response: The Funds will ensure that Index performance disclosures for each Index will be consistent for the periods presented in future Shareholder Reports.

Clifford Capital Partners Fund, Clifford Capital Partners Small Cap Value Fund and Clifford Capital International Value Fund

2.	Comment: With respect to the annual report for the year ended September 30, 2023, pages 1-3 of the Shareholder Letter include the expense ratios for each Fund and share class. In future Shareholder Reports, please identify the source of these expense ratios.

Response: The Funds will disclose the source of these expense ratios in future Shareholder Reports.

Clifford Capital Partners Small Cap Value Fund

3.	Comment: In the Annual Report for the year ended September 30, 2023, on page 19 with respect to the Small Cap Fund, the table shows a comparison of the performance of a $100,000 investment in the Fund’s Institutional Shares versus the Russell 2000 Value Index for the period since the Fund’s inception. Please confirm the ending value of the Russell 2000 Value Index reported in the table.

Response: The Fund confirms the ending value of the performance of the Russell 2000 Value Index of $114,852 for the period since inception.

D.           Trust Wide

1.	Comment: The Trust last filed a fidelity bond for the period November 30, 2021 to November 30, 2022 on October 21, 2022. Confirm that the Trust currently has fidelity bond coverage in place in compliance with Rule 17g-1, and file with the SEC the fidelity bond (40-17G) for the period November 30, 2022 to November 30, 2023 as soon as practicable.

Response: The Trust maintains a fidelity bond for the period November 30, 2022 to November 30, 2023 in accordance with the requirements of Rule 17g-1. The Trust filed the fidelity bond on Form 40-17G for this period on October 13, 2023.

2.	Comment: For Funds where the Adviser has waived fees or reimbursed expenses which are subject to recoupment pursuant to an expense limitation agreement, include a line-item in the statement of assets and liabilities for contingencies with respect to any such recoupment of fees waived or reimbursed by the Adviser and reference in a caption to the statement of assets and liabilities the related disclosures concerning this recoupment provision in the notes to financial statements.

Response: The Trust does not believe it to be appropriate to include a contingency entry in the financial statements for recoupment of fees which cannot be predicted or estimated with any certainty. Contingent liabilities are recorded if the amount can be reasonably estimated and the contingency is likely to occur. Asset fluctuations cannot be predicted and directly impact the calculation of the recoupable amount. Therefore, there is no way to reasonably estimate the amount to disclose nor is there predictability on the contingent event occurring. The amount available for recoupment is appropriately disclosed in footnotes to the financial statements.

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Mr. Burak

U.S. Securities and Exchange Commission

October 13, 2023

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

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